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                             November 27, 2020

       David Lovatt
       President and Chief Executive Officer
       Torque Lifestyle Brands, Inc.
       1732 1st Avenue #25955
       New York, New York 10128

                                                        Re: Torque Lifestyle
Brands, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 23,
2020
                                                            File No. 024-11350

       Dear Mr. Lovatt:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A filed November 23, 2020

       Cover Page

   1. We note your response to prior comment 2 as well as your revised disclosure indicating that you intend to
offer up to 160 million shares of common stock. Pursuant to Rule
                                                        253(b)(2)(ii), the
upper end of your price range must be used in determining the aggregate offering price under
Rule 251(a). Here, the upper end of your price range is $0.50, yielding an aggregate
offering price of $80M which exceeds the threshold for both Tier 1 and Tier 2 offerings.
In order to meet Regulation A's requirements for Tier 1 offerings, please revise your
price range or the number of shares offered to ensure that your aggregate offering
price does not exceed $20M.

                                                        To the extent you elect
to reduce the number of shares being offered, please update your
                                                        Dilution section
accordingly.
 David Lovatt
FirstName LastNameDavid    Lovatt
Torque Lifestyle Brands, Inc.
Comapany 27,
November   NameTorque
              2020      Lifestyle Brands, Inc.
November
Page 2    27, 2020 Page 2
FirstName LastName
2. We note that your response letter indicates that you are preparing your offering for qualification in Colorado. However, the cover page and your disclosure elsewhere in your offering statement indicates that you are offering your shares of common stock in New
         York. Please revise your disclosure or advise.

         Please also ensure that your offering circular is dated approximately as of the date it is filed. Refer to Rule 253(e).
Dilution, page 11

3. We note your response to prior comment 4 and your statement that you currently have
         373,942 shares of common stock outstanding. However, the disclosure in the Dilution section continues to state that you have 149,449,998 shares of common stock outstanding
         "as of the date of this Offering Circular" and the tables in the Dilution section do not appear to have been updated to account for the fact that you have 373,942 shares of common stock outstanding. Please update your Dilution section and accompanying tables to clarify that you currently have 373,942 shares of common stock outstanding.
Consolidated Interim Financial Statements , page F-5

4. Please refer to our prior comment 6. We see that your Income Statement and Statement of
         Cash Flows for the three month period ended September 30, 2020 are identical to to the
         Income Statement and Statement of Cash Flows for the year ended June 30, 2020. Please revise to present the interim financial statement activity for only the period from July 1,
         2020 to September 30, 2020.
5. Please revise your Interim Balance Sheet as of September 30, 2020 to present the most recent year end Balance Sheet, i.e. June 30, 2020, as the comparative Balance Sheet.
6. We see the footnote that was added to the Interim Statement of Stockholders' Equity for the period ended September 30, 2020 which indicates that the number of shares was adjusted for the reverse stock split that occurred after September 30, 2019. Please revise the number of shares here and in your Statement of Stockholders' Equity for the year ended June 30, 2020 to present the stock split retroactively in your financial statements for all periods presented.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Lovatt
Torque Lifestyle Brands, Inc.
November 27, 2020
Page 3

       You may contact Julie Sherman at 202-551-3640 or Terence O'Brien 202-551-3355 at if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Lovatt
                                                          Division of
Corporation Finance
Comapany NameTorque Lifestyle Brands, Inc.
                                                          Office of Life
Sciences
November 27, 2020 Page 3
cc:       Anthony Michael Panek
FirstName LastName